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                              December 9, 2021

       Michael P. Rama
       Chief Financial Officer
       Blink Charging Co.
       605 Lincoln Road, 5th Floor
       Miami Beach, FL 33139-3024

                                                        Re: Blink Charging Co.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            File No. 001-38392

       Dear Mr. Rama:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that the first sentence of the audit report does not refer to the balance sheet as of
                                                        December 31, 2019 nor
does it refer to the consolidated statements of comprehensive loss for the two years ended
December 31, 2020. In addition, the last sentence of the first paragraph does not
properly refer to accounting principles generally accepted in the
                                                        United States of
America. Please amend your Form 10-K to include a revised audit report that corrects these
deficiencies and fully complies with the guidance in Article 2 of
                                                        Regulation S-X and AS
3101. Ensure that your amended filing also includes currently dated management
certifications that refer to the Form 10-K/A.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael P. Rama
Blink Charging Co.
December 9, 2021
Page 2

      You may contact Jeffrey Gordon at 202-551-3866 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameMichael P. Rama                       Sincerely,
Comapany NameBlink Charging Co.
                                                        Division of Corporation
Finance
December 9, 2021 Page 2                                 Office of Manufacturing
FirstName LastName